Registration No. ________ and ________

     As filed with the Securities and Exchange Commission on October 3, 2000

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form S-6
                   For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2

                    TEMPLETON CAPITAL ACCUMULATION PLANS II
                    ---------------------------------------
                           (Exact Name of Registrant)

                     FRANKLIN TEMPLETON DISTRIBUTORS, INC.
                     -------------------------------------
                              (Name of Depositor)


    100 FOUNTAIN PARKWAY, P.O. BOX 33030, ST. PETERSBURG, FLORIDA 33733-8030
    ------------------------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

-------------------------------------------------------------------------------
       MURRAY L. SIMPSON, 777 MARINERS ISLAND BLVD., SAN MATEO, CA 94404
       -----------------------------------------------------------------
               (Name and Address of Agent for Service of Process)

-------------------------------------------------------------------------------


Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

Title of securities being registered: Templeton Capital Accumulation Plans II

The Registrant is registering an indefinite number of periodic payment plans under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

-------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


PAGE



                      Templeton Capital Accumulation Plans II

                              CROSS-REFERENCE SHEET

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction as
                         to the Prospectus in Form S-6)


       Form N-8B-2                                                   Form S-6
       ITEM NUMBER                                             HEADING IN PROSPECTUS
  ----------------------                                     --------------------------

1. (a) Name of Trust                                            Prospectus Cover

   (b) Title of securities issued                               Prospectus Cover

2.  Name and address of each depositor                          Prospectus Cover; How Do I Start A Plan?; What
                                                                If I Have Questions About My Plan?

3.  Name and address of Trustees                                N/A

4.  Name and address of each principal underwriter              Who Manages the Plan?

5.  State of organization of trust                              N/A

6.  Execution and termination of trust agreement                How Do I Start A Plan; How Do I Cancel
                                                                My Plan and Obtain a Refund?

7.  Changes of name                                             N/A

8.  Fiscal year                                                 N/A

9.  Litigation                                                  N/A

              II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. (a) Registered or bearer securities                         Introductory Statement

    (b) Cumulative or distributive securities                   Introductory Statement

    (c) Withdrawal or Redemption                                Partial Withdrawals; How Do I Cancel
                                                                 My Plan and Obtain a Refund?

    (d) Conversion, transfer, etc.                              Transferring Your Plan; Electronic
                                                                Fund Transfer



PAGE



       Form N-8B-2                                                   Form S-6
       ITEM NUMBER                                             HEADING IN PROSPECTUS
  ----------------------                                     --------------------------
    (e) Periodic payment plan                                   How Do I Choose A Plan?; Automatic
                                                                Investment Plan

    (f) Voting Rights                                           How Are the Plans Organized?

    (g) Notice to security holders                              How Are the Plans Organized?

    (h) Consents required                                       Transaction Procedures and Special
                                                                Requirements

    (i) Other provisions                                        N/A

11. Type of securities comprising units                         Introductory Statement

12. Certain information regarding periodic                      Statements and Reports to Planholders
    payment plan certificate

13. (a) Load, fees, expenses, etc.                              Sales Charges; Securities Dealers
                                                                and Sales Charges

    (b) Certain information regarding periodic                  Statements and Reports to Planholders
        payment plan certificates

    (c) Certain percentage                                      Sales Charges; Securities Dealers
                                                                and Sales Charges

    (d) Differnce in price                                      Sales Charges; Securities Dealers
                                                                and Sales Charges

    (e) Certain other fees, etc.                                Sales Charges; Securities Dealers
                                                                and Sales Charges

    (f) Certain other profits or benefits                       N/A

    (g) Ratio of annual charges to income                       N/A

14. Issuance of trust's securities                              How Do I Choose A Plan?


PAGE



       Form N-8B-2                                                   Form S-6
       ITEM NUMBER                                             HEADING IN PROSPECTUS
  ----------------------                                     --------------------------
15. Receipt and handling of payments from purchases             The Custodian

16. Acquisition and disposition of underlying securities        The Custodian

17. (a) Withdrawal                                              Partial Withdrawls

    (b) Redemption                                              How Do I Terminate My Plan?

    (c) Cancellation                                            How Do I Cancel My Plan and
                                                                Obtain a Refund?

18. (a) Receipt, custody and disposition of income              What Distributions Might I Recieve?

    (b) Reinvestment of distribution                            What Distributions Might I Recieve?

    (c) Reserves or special funds                               N/A

    (d) Schedule of distributions                               N/A

19. Records, accounts and reports                               The Custodian; Statements and
                                                                Reports to Planholders

20. Certain miscellaneous provisions of
    trust agreement:
    (a)  Amendment                                              The Custodian

    (b)  Termination                                            The Custodian

    (c) and (d) Trustee, removal and                            N/A
        successor

    (e) and (f) Depositors, removal and                         N/A
        successor

21. Loans to security holders                                   N/A

22. Limitations on liability                                    N/A

23. Bonding arrangements                                        N/A


PAGE



       Form N-8B-2                                                   Form S-6
       ITEM NUMBER                                             HEADING IN PROSPECTUS
  ----------------------                                     --------------------------

24. Other materials provisions of trust agreement               N/A

           III. ORGANIZATIONS, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of depositor                                   The Sponsor

26. Fees received by depositor                                  Financial Statements: Templeton
                                                                Capital Accumulation Plans II

27. Business of depositor                                       The Sponsor

28. Certain information as to officials and affiliated          The Sponsor
    persons of depositor

29. Voting securities of depositors                             The Sponsor

30. Persons controlling depositor                               The Sponsor

31. Payments by depositor for certain services rendered         N/A
    to trust

32. Payments by depositor for certain other services            N/A
    rendered to trust

33. Remuneration of employees of depositor for certain          N/A
    services rendered to trust

34. Remuneration of other persons for certain services          N/A
    rendered to trust

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35. Distribution of trust's securities in states                General

36. Suspension of sales of trust's securities                   N/A

37. Revocation of authority to distribute                       N/A


PAGE


       Form N-8B-2                                                   Form S-6
       ITEM NUMBER                                             HEADING IN PROSPECTUS
  ----------------------                                     --------------------------

38. (a) Method of distribution                                  What Distributions Might I Receive?

    (b) Underwriting agreements                                 The Sponsor

    (c) Selling agreements                                      The Sponsor

39. (a) Organization of principal underwriters                  The Sponsor

    (b) NASD membership of principal underwriters               The Sponsor

40. Certain fees received by principal underwriters             Financial Statements: Templeton
                                                                Capital Accumulation Plans II

41. (a) Business of each principal underwriter                  The Sponsor

    (b) Branch offices of each principal underwriter            N/A

    (c) Salesmen of each principal underwriter                  N/A

42. Officials of Principal Underwriter                          Officers and Directors of the Sponsor

43. Certain brokerage commissions received by principal         N/A
    underwriters

44. (a) Method of Valuation                                     N/A

    (b) Schedule as to offering price                           N/A

    (c) Variation in offering price to certain persons          N/A

45. Suspension of redemption rights                             How Do I Terminate My Plan?

46. (a) Redemption Valuation                                    How Do I Terminate My Plan?

    (b) Schedule as to redemption price                         N/A


PAGE


       Form N-8B-2                                                   Form S-6
       ITEM NUMBER                                             HEADING IN PROSPECTUS
  ----------------------                                     --------------------------

47. Maintenance of position in underlying securities            N/A


             V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN


48. Organization and regulation of trustee                      N/A

49. Fees and expenses of trustees                               N/A

50. Trustee's lien                                              N/A

              VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's securities                  N/A

52. (a) Provisions of trust agreement with respect to           A Change in the Underlying Investment
        selection or elimination of underlying securities

    (b) Transactions involving elimination of underlying        N/A
        securities

    (c) Policy regarding substitution or elimination of         A Change in the Underlying Investment
        underlying securities

    (d) Fundamental policy not other-wise covered               N/A

53. Tax status of trust                                         How Taxation Affects Planholders

                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten years                    N/A

55. Transcript of Hypothetical Plan                             N/A







                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

         This  Registration   Statement   comprises  the  following  papers  and
documents:

         The facing sheet.

         The Cross-Reference Sheet.

         The Prospectus consisting of [] pages.

         Undertakings.

         The list of contents of Registration Statement.

         Signatures.


         The following exhibits:







EXHIBIT NUMBER                  DESCRIPTION

1. A (1)                Custodian Agreement of Registrant - Custodian
                        Agreement between Franklin Templeton Distributors, Inc. and State Street Bank and Trust Company./1/

   A (2)                None.

   A (3)(a)             None.

   A (3)(b) Form of Dealer's Agreement between the Sponsor and United Services Planning Association, Inc./1/

   A (3)(c)             Schedules of sales commissions./1/

   A (4)                None.

   A (5)                None.

   A (6)(a)             Articles of Incorporation and Bylaws of Sponsor./2/

   A (7)                None.

   A (8)                None.

   A (9)(a)             None.

   A (10)               Form of Application to Plans./1/

2.                      None.

3.                      Opinion of Counsel./1/

4.                      None.

5.                      Not Applicable.

--------------------

1.  To be filed by amendment.

2. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6 of Templeton Capital Accumulation Plans (Registration Nos. 33-37442 and 811-6197) filed on December 30, 1993.




                     TEMPLETON CAPITAL ACCUMULATION PLANS II
                                   PROSPECTUS

                               ____________, 2000

We designed the Templeton Capital Accumulation Plans II (the "Plans" or "Plan") to help you develop and maintain a disciplined approach to long-term investing. The Plans allow you to accumulate capital in a mutual fund by making 180 fixed monthly investments, with the option to extend up to 300 investments. The Plans may be suitable for you if:

o you intend to invest your money for the long-term and

o you want a convenient way to regularly and continuously invest your money.

By participating in a Plan, you own shares in a Plan trust. The Plan trust invests your monthly investments, after deducting Sales Charges, in shares of a mutual fund called Templeton Capital Accumulator Fund, Inc. (the "Fund"). The Fund primarily invests in common stocks; the value of Fund shares fluctuates depending upon the value of the stocks and other assets it holds. Since each Plan share that you own equals one Fund share, the value of your Plan shares also will fluctuate. PLEASE READ THIS PROSPECTUS AND THE ATTACHED FUND PROSPECTUS BEFORE INVESTING IN THE PLANS, AND KEEP EACH PROSPECTUS FOR FUTURE REFERENCE. YOU COULD LOSE MONEY ON YOUR INVESTMENT IN A PLAN.

We deduct the Sales Charges that you pay under your Plan during the first 12 investments of your Plan. Depending upon your monthly investment amount, Sales Charges in the first 12 investments of your Plan can be 50% of the total amount you invest during that year. Although you may be entitled to a refund of these Sales Charges in certain circumstances, you probably will lose money if you withdraw from or terminate your Plan in its early years. For more information on Sales Charges, please see page [#] of this prospectus.

              THE PLANS ARE NOT SUITABLE FOR SHORT-TERM INVESTMENT.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS LEGAL ONLY WHEN ACCOMPANIED BY THE CURRENT TEMPLETON CAPITAL ACCUMULATOR FUND, INC. PROSPECTUS WHICH IS INCLUDED BEHIND THIS PROSPECTUS



TEMPLETON CAPITAL ACCUMULATION PLANS II

__________, 2000

When reading this prospectus, you will see certain terms beginning with capital letters. This means the term is explained in the Glossary.

                  TABLE OF CONTENTS

                  ABOUT THE PLANS

         [#]       How a Plan Can Help You

         [#]       Plan Highlights

         [#]       How Do the Plans Invest Their Assets?

         [#]       Who Manages the Plans?

         [#]       How Taxation Affects Planholders

         [#]       How Are the Plans Organized?

                  ABOUT YOUR PLAN

         [#]       How Do I Choose a Plan?

         [#]       How Do I Start a Plan?

         [#]       What Distributions Might I Receive?

         [#]       Partial Withdrawals

         [#]       How Do I Cancel My Plan and Obtain a Refund?

         [#]       How Do I Terminate My Plan?

         [#]       Transaction Procedures and Special Requirements

         [#]       Services to Help You Manage Your Plan

         [#]       What If I Have Questions About My Plan?

         [#]       Financial Statements

         [#]       Glossary

                  APPENDIX

         [#]       Officers and Directors of the Sponsor

No salesman, dealer or other person is authorized by the Sponsor, the Plans, or the Fund, to give any information or make any representation other than those contained in this prospectus or in the Fund prospectus and Statement of Additional Information (SAI), or in any other printed or written material issued under the name of Franklin Templeton Distributors, Inc. or the Fund. No person should rely upon any information not contained in these materials.






ABOUT THE PLANS

                             HOW A PLAN CAN HELP YOU

Many people who want to build an investment portfolio find it difficult to save the money necessary to make periodic stock purchases. The Plans are designed to help such people.

These Plans make it possible to build equity over a period of years by investing a modest sum each month in mutual fund shares.

The value of Plan shares is subject to the fluctuations in the value of the securities in the fund's portfolio. A Plan calls for monthly investments at regular intervals regardless of the price level of the shares. You should therefore consider your current financial situation, your financial ability to continue a Plan, and your investment goals. A Plan offers no assurance against loss and does not eliminate the risk inherent in the ownership of any security. Terminating your Plan at a time when the value of Plan shares you acquired is less than their cost will result in a loss.

                                 PLAN HIGHLIGHTS

o The Plans allow you to invest a fixed amount each month in the Fund. The Plans may be suitable for an investor who seeks the discipline of a fixed monthly investment program.

o The Plans are designed for long-term investment.

o You will not own Fund shares directly. You will own shares in a Plan trust that invests in Fund shares. Each Plan share that you own equals one share in the underlying Fund. Please read the attached Fund prospectus before investing in the Plans, and save it for future reference.

o You will pay a Sales Charge on each of the first twelve monthly investments. The amount of the Sales Charge may vary depending on the size of your monthly investment. The Sales Charge could total as much as 50% of the money invested in the first 12 investments. Please read "How Do I Choose a Plan?" on page [#] for more information about the fees that you will pay under the Plans.

o Subject to certain restrictions, you may increase or decrease the amount of your fixed monthly investments by sending in a notice and a new completed Plan application. See "Services to Help You Manage Your Plan - Changing the Amount of Your Monthly Investment" on page [#] for more information.

o Unless you terminate your Plan, you will make a total of 180 investments, usually one per month. Once you have made 180 investments, you may participate in the Systematic Withdrawal Program. This Program allows you to receive regular cash payments from your account of $50 or more monthly, quarterly, semiannually or annually.

o You may complete your Plan ahead of schedule by making monthly investments before their due date or by prepaying monthly investments. See "Services to Help You Manage Your Plan - Making Investments Ahead of Schedule" on page [#].

o Upon completion of your 180 investments you may continue to make an additional 120 investments. You may not make more than an additional 120 investments or make more than a total of 300 investments.

o You may withdraw some of your Plan shares at any time without terminating your Plan. See "Partial Withdrawals" on page [#] for more information.

o You may terminate your Plan at any time. In some limited circumstances, you may receive a refund of all or a portion of the sales charges paid. See "How Do I Terminate My Plan?" on page [#] for more information.

o The Plans have invested in the Fund since they began investment operations on _________, 2000. We may decide to invest the Plans in some investment other than the Fund if we decide that it would be in the best interest of Planholders. The SEC must approve any substitution and you will be notified in writing. See "How Do the Plans Invest Their Assets - A Change in the Underlying Investment" below for more information.

o We may terminate your Plan at any time if Fund shares are not available and a substitute investment is not made or if no investment is made during each six month period. See "How Do I Terminate My Plan?" on page [#] for more information.

o The minimum subsequent investment amount is $50.

                      HOW DO THE PLANS INVEST THEIR ASSETS?

The Plans invest in Fund shares. Each Plan share equals one Fund share. The Fund is an open-end, diversified investment company, commonly called a mutual fund. A mutual fund offers investors professional investment management and reduced investment risk through diversification.

The Fund's investment goal is long-term capital growth. The Fund seeks to meet its goal by investing in common stocks and other securities of companies of any nation that Investment Counsel, the Fund's investment manager, believes have the potential for capital growth. Most of the Fund's portfolio securities will pay little, if any, income. Please see the attached Fund prospectus for a description of the Fund's investment policies, risks, operating expenses, organization and management.

You may obtain the Fund's SAI, which is a legal part of the Fund prospectus, at no charge by calling [1-800-774-9697].

A CHANGE IN THE UNDERLYING INVESTMENT

The Sponsor may invest Plan shares in an investment other than the Fund if it decides that it would be in the best interests of Planholders. Any substitute investment will be generally comparable in character and quality to the Fund shares, and will be securities registered with the SEC under the Securities Act of 1933, as amended. Before the Sponsor can make a substitution, it must obtain SEC approval and notify you in writing about the proposed substitution. The notice will describe the new investment and will advise you that, unless you terminate your Plan within 30 days of when we mail you the notice, we will assume that you have consented to the substitution and have agreed to bear your pro rata share of expenses and taxes in connection with the substitution.

If you do not terminate your Plan within 30 days from the date of the written notice, we will purchase shares of the new investment for you with the proceeds of any Plan investments and any reinvested distributions. If the Sponsor wants to exchange Fund shares for the new shares, the new shares will have an aggregate value equal to the value of the Fund shares. You may incur taxes when we substitute underlying investments. Please consult your tax advisor.

If Fund shares are not available for purchase for a period of 120 days or longer, and the Sponsor or the Custodian fails to substitute investments, the Custodian of the Plan may terminate your Plan.

                             WHO MANAGES THE PLANS?

THE CUSTODIAN. The Custodian is responsible for the protection and safekeeping of the assets of the Plans and for the maintenance of the Plans' records and accounts. State Street Bank and Trust Company, 225 Franklin Street, Boston Massachusetts 02101, organized as a trust company under the laws of Massachusetts and regulated by the _______ Department of the Commonwealth of Massachusetts, is the Custodian for the Plans under a Custodian Agreement with the Sponsor dated _________, 2000 and maintains custody of the assets of the Plans. The Plan Custodian Agreement is governed by Massachusetts's law, except where such law is determined to conflict with the Investment Company Act of 1940.

The Custodian has only those obligations specifically imposed by its Custodian Agreement with the Sponsor. These obligations do not include the duties of investment ordinarily imposed upon a trustee. The Custodian has no responsibility for the choice of the underlying investment, for the investment policies and practices of the Fund or for the acts or omissions of the Sponsor or Investment Counsel.

The Custodian Agreement cannot be amended to adversely affect the rights and privileges of the Planholders without their written consent. Neither may the Custodian resign unless a successor has been designated and has accepted the custodianship. The successor must be a bank or trust company with at least $2,000,000 in capital, surplus and undivided profits. The Custodian may be changed by the Sponsor without notice to, or approval of, Planholders. The Custodian may terminate its obligation to accept new Plans for custodianship if the Sponsor fails to act as required by the Custodian Agreement or by terminating the Custodian Agreement upon 90 days' notice to the Sponsor. Under the Custodian Agreement, the Sponsor has agreed to indemnify the Custodian from all liability arising from the Sponsor's failure to comply with any applicable laws.

THE SPONSOR. The Sponsor is responsible for selling Plan shares, preparing and distributing promotional materials, and responding to Planholder inquiries. The sponsor may contract with one or more responsible parties to perform some or all of these services. Franklin Templeton Distributors, Inc., a New York corporation organized on November 19, 1947 and a wholly owned subsidiary of Resources, is the Sponsor for the Plans. The Sponsor is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the NASD. The Sponsor is the principal underwriter of the investment companies in the Franklin Templeton funds, including the Fund.

                        HOW TAXATION AFFECTS PLANHOLDERS

For Federal income tax purposes, Planholders are treated as direct owners of the Fund's shares.

Designated capital gain distributions, which are automatically reinvested in additional Plan shares, are treated as long-term capital gains. As more fully described under "Distributions and Taxes" in the Fund's prospectus, dividends and distributions are taxable to you individually. Gains realized on cash withdrawals also generally will be subject to tax; the ability to deduct losses from such withdrawals may be limited. You will receive notice regarding taxes each year.

You are responsible for all taxes payable on any profits on the sale or transfer of Plan shares or other property credited to your account under your Plan and for any taxes levied or assessed with respect to your Plan shares or the income from the Plan.

                          HOW ARE THE PLANS ORGANIZED?

The Plan trust is registered with the SEC as a unit investment trust under the 1940 Act. This does not mean that the SEC supervises the Plan trust's management or investment practices or policies.

Although you do not own Fund shares directly, you, as a Planholder, have certain voting rights with respect to the Fund. You may attend any shareholder meeting of the Fund. You may ask the Custodian to furnish you with a proxy or otherwise arrange for you to exercise your voting rights. We will notify you at least 10 days before any vote of shareholders of the Fund or Plan. We will vote the Fund shares held for your Plan account as you instruct. If you do not give us instructions, we will vote your shares proportionately in accordance with instructions received from other Planholders.

ABOUT YOUR PLAN

                             HOW DO I CHOOSE A PLAN?

The Plans are available in different monthly investment amounts, ranging from $50 to $10,000 per month. You make 180 monthly investments. You should choose the monthly investment amount that best suits your financial situation and investment goals. The following tables should help you decide which Plan is best for you.

This table shows the range of available monthly investment amounts for a Plan, total of the 180 investments that you would make, and the Sales Charges applied to each monthly investment. The table shows just the 180 investments that you would make. The table does not reflect past or projected investment performance, dividends, or income of the Fund or the Plan.

               MONTHLY INVESTMENTS AND SALES CHARGES FOR THE PLANS



                                                                  SALES CHARGES
                                   -------------- -------------- -------------- -------------- --------------
    MONTHLY                                                                      % OF CHARGES   % OF CHARGES     MONTHLY
  INVESTMENT        TOTAL           INVESTMENT      INVESTMENT      TOTAL          TO TOTAL        TO NET      INVESTMENT
    AMOUNT        INVESTMENT        1 THRU 12      13 THRU 180     CHARGE         INVESTMENT     INVESTMENT      AMOUNT
---------------- ----------------- -------------- -------------- -------------- -------------- -------------- -------------
$   50.00         $9,000.00         $25.00          $0.00        $300.00          3.33%          3.45%            $50.00
    75.00         13,500.00          37.50           0.00         450.00           3.33           3.45             75.00
   100.00         18,000.00          50.00           0.00         600.00           3.33           3.45            100.00
   125.00         22,500.00          62.50           0.00         750.00           3.33           3.45            125.00
   150.00         27,000.00          75.00           0.00         900.00           3.33           3.45            150.00
   166.66         29,998.80          83.33           0.00         999.96           3.33           3.45            166.66
   200.00         36,000.00         100.00           0.00       1,200.00           3.33           3.45            200.00
   250.00         45,000.00         125.00           0.00       1,500.00           3.33           3.45            250.00
   300.00         54,000.00         150.00           0.00       1,800.00           3.33           3.45            300.00
   350.00         63,000.00         175.00           0.00       2,100.00           3.33           3.45            350.00
   400.00         72,000.00         200.00           0.00       2,400.00           3.33           3.45            400.00
   450.00         81,000.00         225.00           0.00       2,700.00           3.33           3.45            450.00
   500.00         90,000.00         250.00           0.00       3,000.00           3.33           3.45            500.00
   600.00        108,000.00         300.00           0.00       3,600.00           3.33           3.45            600.00
   700.00        126,000.00         350.00           0.00       4,200.00           3.33           3.45            700.00
   800.00        144,000.00         400.00           0.00       4,800.00           3.33           3.45            800.00
   900.00        162,000.00         450.00           0.00       5,400.00           3.33           3.45            900.00
 1,000.00        180,000.00         500.00           0.00       6,000.00           3.33           3.45          1,000.00
 1,250.00        225,000.00         625.00           0.00       7,500.00           3.33           3.45          1,250.00
 1,500.00        270,000.00         675.00           0.00       8,100.00           3.00           3.09          1,500.00
 1.750.00        315,000.00         700.00           0.00       8,400.00           2.67           2.74          1,750.00
 2,000.00        360,000.00         750.00           0.00       9,000.00           2.50           2.56          2,000.00
 2,500.00        450,000.00         812.50           0.00       9,750.00           2.17           2.21          2,500.00
 5,000.00        900,000.00       1,250.00           0.00      15,000.00           1.67           1.69          5,000.00
10,000.00      1,800,000.00       1,500.00           0.00      18,000.00           1.00           1.01         10,000.00

As explained more fully under "Services to Help You Manage Your Plan - Extended Investment Option" on page [#], you may extend the life of your Plan by making an additional 120 investments. This table shows the same type of information as the previous table, but we adjusted the information for Plans extended to a total of 300 investments.

                      MONTHLY INVESTMENTS AND SALES CHARGES

              IF YOU EXTEND YOUR PLAN TO A TOTAL OF 300 INVESTMENTS



                                                                 SALES CHARGES
                                   -------------- -------------- -------------- -------------- --------------
    MONTHLY                                                                      % OF CHARGES   % OF CHARGES     MONTHLY
  INVESTMENT         TOTAL           INVESTMENT     INVESTMENT      TOTAL        TO TOTAL        TO NET        INVESTMENT
    AMOUNT         INVESTMENT       1 THRU 12      13 THRU 300     CHARGE        INVESTMENT     INVESTMENT       AMOUNT
---------------- ----------------- -------------- -------------- -------------- -------------- -------------- -------------
$    50.00        $15,000.00         $25.00          $0.00        $300.00              2%          2.04%           $50.00
     75.00         22,500.00          37.50           0.00         450.00              2           2.04             75.00
    100.00         30,000.00          50.00           0.00         600.00              2           2.04            100.00
    125.00         37,500.00          62.50           0.00         750.00              2           2.04            125.00
    150.00         45,000.00          75.00           0.00         900.00              2           2.04            150.00
    166.66         49,998.08          83.33           0.00         999.96              2           2.04            166.66
    200.00         60,000.00         100.00           0.00       1,200.00              2           2.04            200.00
    250.00         75,000.00         125.00           0.00       1,500.00              2           2.04            250.00
    300.00         90,000.00         150.00           0.00       1,800.00              2           2.04            300.00
    350.00        105,000.00         175.00           0.00       2,100.00              2           2.04            350.00
    400.00        120,000.00         200.00           0.00       2,400.00              2           2.04            400.00
    450.00        135,000.00         225.00           0.00       2,700.00              2           2.04            450.00
    500.00        150,000.00         250.00           0.00       3,000.00              2           2.04            500.00
    600.00        180,000.00         300.00           0.00       3,600.00              2           2.04            600.00
    700.00        210,000.00         350.00           0.00       4,200.00              2           2.04            700.00
    800.00        240,000.00         400.00           0.00       4,800.00              2           2.04            800.00
    900.00        270,000.00         450.00           0.00       5,400.00              2           2.04            900.00
  1,000.00        300,000.00         500.00           0.00       6,000.00              2           2.04          1,000.00
  1,250.00        375,000.00         625.00           0.00       7,500.00              2           2.04          1,250.00
  1,500.00        450,000.00         675.00           0.00       8,100.00            1.8           1.83          1,500.00
  1.750.00        525,000.00         700.00           0.00       8,400.00            1.6           1.63          1,750.00
  2,000.00        600,000.00         750.00           0.00       9,000.00            1.5           1.52          2,000.00
  2,500.00        750,000.00         812.50           0.00       9,750.00            1.3           1.32          2,500.00
  5,000.00      1,500,000.00       1,250.00           0.00      15,000.00              1           1.01          5,000.00
 10,000.00      3,000,000.00       1,500.00           0.00      18,000.00             .6             .6         10,000.00

This table shows an example of a $100 per Month Plan. It shows you the amount invested and Sales Charges paid at different points in time. In this example, we assumed that all monthly investments are made on time, but we did not include or reflect dividends and distributions from the Fund.

                    A TYPICAL $100 PER MONTH INVESTMENT PLAN

                            AT THE END OF INVESTMENT     AT THE END OF 6 MONTHS     AT THE END OF 1 YEAR            2 YEARS
                                    AMOUNT                   (6 INVESTMENTS)          (12 INVESTMENTS)         (24 INVESTMENTS)
                            -------------------------   ------------------------  ------------------------    ---------------------
                            AGGREGATE    % OF TOTAL     AGGREGATE    % OF TOTAL    AGGREGATE    % OF TOTAL    AGGREGATE  % OF TOTAL
                             AMOUNT      INVESTMENTS     AMOUNT     INVESTMENTS     AMOUNT      INVESTMENTS    AMOUNT   INVESTMENTS
------------------------------------------------------------------------------------------------------------------------------------
180 INVESTMENTS
Total Investments           $18,000         100%          $600          100%         $1,200        100%        $2,400        100%
Deduct:
 Sales Charge                  $600        3.33%          $300           50%           $600         50%          $600         25%
Net Amount Invested
 Under Plan                 $17,400       96.67%          $300           50%           $600         50%         $1800         75%

300 INVESTMENTS
Total Investments           $30,000         100%          $600          100%         $1,200        100%        $2,400        100%
Deduct:
 Sales Charge                  $600        2.00%          $300           50%           $600         50%          $600         25%
Net Amount Invested
 Under Plan                 $29,400       98.00%          $300           50%           $600         50%        $1,800         75%


SALES CHARGES

The Sponsor receives a Sales Charge to compensate it for creating the Plans and for selling expenses and commissions paid to Securities Dealers. You pay a Sales Charge on the first 12 investments of a Plan. For example, on a $50 per month Plan, $25 is deducted from each of the first 12 monthly investments. After the 12th investment, the Sales Charge is eliminated on each subsequent monthly investment. Deductions decrease proportionately on certain larger plans. See the tables on pages [#] and [#].

SALES CHARGE REDUCTIONS

You may be able to reduce Sales Charges by combining Plans to take advantage of the lower Sales Charges on higher monthly investments:

o Two or more Plans purchased at one time may be combined.

o If you purchase a new Plan(s) or increase your monthly investment under an existing Plan, you may combine the new purchase or increase with any existing, current Plan(s). Further, IRA Plans at $166.66 per month may become eligible for lower Sales Charges if such Plans are included as part of the basis for reduced Sales Charges on new Plans or Plan size increases on existing Plans, and are current with all investments.

You may combine Plans owned by one or more of the following:

o an individual,

o his or her spouse,

o children or grandchildren under the age of 21, or

o a trustee or other fiduciary of a single trust estate or single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a Plan qualified under Section 401 of the Code).

In the case of Plans purchased at the same time, you must submit all the applications together, along with a cover letter requesting that the Plans be combined to reduce Sales Charges. If you want to combine a new Plan purchase or Plan increase with a current Plan, you or your Securities Dealer must notify us at the time the purchase or increase is made. Two or more Plans may be combined to reduce Sales Charges only so long as you continue to make monthly investments on each Plan.

For rights of accumulation, a Plan is considered to be current if:

1) it has been completed and not redeemed;

2) it has not been completed but has at least as many investments recorded as there are months since the establishment date or since a Plan size increase date; or

3) it is a tax qualified plan or an IRA.

SECURITIES DEALERS AND SALES CHARGES

Securities Dealers receive 75% to 95% of the Sales Charges that you pay. The Sponsor also may pay a bonus or other incentive to Securities Dealers that employ registered representatives who sell a specified dollar amount of the Plans and/or other Franklin Templeton funds.

These Securities Dealers are independent contractors. Neither the Sponsor nor the Custodian is responsible for their acts or obligations.

                             HOW DO I START A PLAN?

To start a Plan, have your Securities Dealer mail your completed application (which is attached to this prospectus) to the Sponsor with a check for the monthly investment amount of your Plan, made out to State Street Bank and Trust Company. After the Sponsor accepts your application, the Sponsor will send you a confirmation statement showing the number of Plan shares purchased for your account.

You may send your subsequent investments directly to us at:

                      Boston Financial Data Services, Inc.
                                  P.O. Box 8300
                         Boston Massachusetts 02266-8300

We will apply your investments, after deducting applicable Sales Charges, toward the purchase of Plan shares.

                       WHAT DISTRIBUTIONS MIGHT I RECEIVE?

All dividends and distributions will be automatically reinvested on the payment date in additional Plan shares at Net Asset Value, unless you choose to receive cash. Net Asset Value will be calculated as described in the Fund's prospectus under the heading "Account Policies - Calculating Share Price."

The Net Asset Value per share will decrease by the amount of the dividend and capital gains distributions on the ex-dividend date of the distributions. See "How Taxation Affects Planholders" on page [#].

                               PARTIAL WITHDRAWALS

If you withdraw all your Plan shares, your Plan will terminate. But you may withdraw less than all your Plan shares without terminating your Plan. If you have owned your Plan for at least 45 days, you may withdraw up to 90% of your shares from your account and receive Fund shares. Or, you may redeem up to 90% of your shares and receive cash. If you choose to receive cash, you must redeem at least $100, but no more than 90% of the value of the shares. If you redeem 90% of the net asset value of the shares and leave less than $100 in your Plan, we may automatically redeem the entire balance in your Plan.

If you receive cash for your redemption, you may reinvest up to the amount you received without a Sales Charge after 90 days from the date of redemption. We will reinvest your cash based on the current net asset value of Fund shares. IRAs may be reinvested after 45 days. We do not limit the number of redemptions you can make, but you must redeem at least $100 each time. If the amount you redeemed exceeds $500, you do not need to reinvest the entire amount you redeemed at once. That is, any reinvestment may equal the amount you redeemed or at least $500, whichever is less.

Your request should be sent to:

                      Boston Financial Data Services, Inc.
                                  P.O. Box 8300
                         Boston Massachusetts 02266-8300

All written withdrawal and redemption requests must be signed by the registered Planholder. We will mail your redemption proceeds to the address we have on our records unless you send us other instructions with a signature guarantee. A partial withdrawal or subsequent reinvestment will not change the total number of monthly investments under your Plan or the unpaid balance of your monthly investments. Although we do not charge you a fee to partially withdraw or redeem, you will be liable for any taxes. Please consult your tax advisor. Please clearly identify your reinvestment request so we can distinguish it from your regular monthly investments.

Ordinarily, we will send you a check within seven days after we receive your request. But if you pay your monthly investment by check, we may delay sending your money until your check has cleared. We will need an instruction letter from you in order to send your proceeds if:

o you redeem more than $100,000,

o the redemption check is made payable to someone other than the Planholder we have on our records, or

o the redemption check is to be sent to an address different from the one we have on our records.

This letter must be signed by all Planholders and each must have a signature guarantee.

Additional requirements under the tax laws apply to withdrawals and redemptions from IRAs and retirement plan accounts. You must complete certain forms, which are available from us, before we can process your request. To comply with the Code, we may withhold a portion of your withdrawal or redemption proceeds. We assume no responsibility for determining whether a withdrawal or redemption satisfies applicable tax laws and will not be responsible for any penalties.

                  HOW DO I CANCEL MY PLAN AND OBTAIN A REFUND?

CANCELING WITHIN 60 DAYS

Within 60 days after you purchase a Plan (your purchase date appears on the confirmation statement for your initial payment), we will send you a notice about your cancellation rights. If you elect to cancel within 45 days of when we mail that notice, we will send you a cash refund equal to:

1) the total value of your Plan shares on the date that we receive your cancellation request PLUS

2) all Sales Charges you paid PLUS

3) all fees, if any, including any applicable IRA maintenance fee.

CANCELING WITHIN 18 MONTHS

You may cancel your Plan at any time within eighteen months after your purchase date. If you cancel your Plan, we will send you a cash payment equal to:

1) the total value of your Plan shares on the date we receive your request PLUS

2) a refund of all Sales Charges you paid up to the cancellation date MINUS

3) 15% of the total amount you have invested as of that date.

We will send you a written notice about your 18-month cancellation right if:

o after 15 months from your purchase date, you have missed at least 3 monthly investments, or

o you miss at least one monthly investment between your 15th month and your 18th month.

If we have already sent you a notice at 15 months, we will not send you a second notice even if you miss additional monthly investments.

The notice will include your cancellation rights, the value of your account when we send you the notice, and the amount you would receive if you canceled your Plan.

To cancel your Plan, please write us at:

                      Boston Financial Data Services, Inc.
                                  P.O. Box 8300
                         Boston Massachusetts 02266-8300

If your cancellation request involves more than $100,000, we will need a signature guarantee. If you would like to reinstate your Plan and have your redemption proceeds invested after cancellation please see "Reinstating After Termination" below. You may incur taxes if you cancel your Plan. Please consult your tax advisor.

                           HOW DO I TERMINATE MY PLAN?

After your cancellation rights expire, you may terminate your Plan at any time by sending us a written request. Terminating your Plan is different from canceling your Plan because when you terminate, you do not receive a refund of Sales Charges.

You can choose to receive cash or Fund shares. If you choose cash, we would withdraw your shares, redeem them and send you the proceeds. We will need a signature guarantee to process your request, which must be signed by all registered Planholders, if:

o you redeem more than $100,000,

o the redemption check is made payable to someone other than the Planholder(s) we have on our records, or

o the check is to be sent to an address different from the one we have on our records.

The redemption price of Fund shares will be the Net Asset Value next determined after we receive your request.

If you choose to receive Fund shares, your Plan shares will be exchanged for Fund shares. Then, you may keep your Fund shares or exchange them for shares of certain other Franklin Templeton funds. Exchanges are more fully described in the Fund's prospectus under "Investor Services - Exchange Privilege." If you exchange your Fund shares for shares of another Franklin Templeton Fund, you cannot exchange the other fund's shares back into Templeton Capital Accumulation Fund or Plan shares.

We can suspend your right to redeem your Plan shares when:

o trading on the NYSE is restricted

o the NYSE is closed for other than weekends and holidays, or

o the SEC declares an emergency.

You may not withdraw cash from your account (see "Partial Withdrawals" on page #) while your right to redeem Plan shares is suspended.

REINSTATING AFTER TERMINATION

If you terminate your Plan, you may reinstate your Plan and have your redemption proceeds invested within 90 days without any Sales Charges by re-opening an identically registered Plan. To use this privilege, we must receive your reinstatement request and payment within 90 days after you terminated your Plan. We will invest your redemption proceeds based on the net asset value per Fund share next determined after we receive your request and payment. Generally, you may use this privilege only once, however, the Sponsor in its sole discretion may allow additional reinstatement privileges or offer additional replacement options from time to time. You may incur taxes on your reinstatement. Please consult your tax advisor.

You may use this replacement privilege if you have terminated your Plan. You may use the partial withdrawal privilege if you do not want to terminate your Plan (see "Partial Withdrawals" on page [#]).

If you cancel your Plan (see "How Do I Cancel My Plan and Obtain a Refund?" on page [#]) and want to reinvest the proceeds, any refunded Sales Charges will be deducted from your reinvestment.

AUTOMATIC TERMINATION

We will terminate your Plan after you have made 300 monthly investments or if Fund shares are not available and we have not made a substitution, as described under "How Do the Plans Invest Their Assets? - A Change in the Underlying Investment" on page [#].

We will send you a written notice 60 days before we actually terminate your Plan. On termination, we may liquidate all your Plan shares, or enough Plan shares to pay all Sales Charges.

You will not receive interest on any of your cash balances. If you do not terminate your Plan within 60 days after we send you written notice, we will mail you the shares or a check to the address noted on your Plan records. At this point, you will have no rights under the Plan. But if the shares or the check are returned to us undelivered, we will hold these assets for your benefit, subject only to state law.

                 TRANSACTION PROCEDURES AND SPECIAL REQUIREMENTS

SHARE PRICE

The Plans invest in the Fund at Net Asset Value. The Fund's Net Asset Value is based on the value of the securities the Fund owns. Since the Fund primarily invests in common stocks, the value of its securities and the net asset value of its shares fluctuate depending upon the stock market. In other words, if the stock market declines, so will the value of the Fund's securities and the Net Asset Value of its shares. We base the value of Plan shares on the Net Asset Value of Fund shares. One Plan share equals one Fund share, and the Net Asset Value of a Plan share equals the Net Asset Value of a Fund share. As a result, the value of Plan shares also will fluctuate depending on the stock market, the value of the Fund's securities and the Net Asset Value of Fund shares.

A Plan calls for monthly investments regardless of the value of Plan or Fund shares. As a result, you should consider your tolerance for risk and volatility before investing. A Plan offers no assurance against loss and does not eliminate the risk of owning any security. If you terminate your Plan when the value of your Plan shares is less than their cost, you will lose money.

SIGNATURE GUARANTEES

You can have your signature guaranteed by an eligible guarantor. Eligible guarantors include:

o banks, savings and loans associations, trust companies, industrial loan companies and credit unions,

o national securities exchanges, registered securities associations and clearing agencies,

o broker-dealers that are members of a national securities exchange or a clearing agency or that have minimum net capital of $100,000, or

o institutions that participate in a recognized signature medallion program.

A notarized signature is not sufficient. We may require signature guarantees on various cash transactions. Also, we require a signature guarantee to transfer Plan shares, or if we believe that it would protect against potential confusion or claims. For example, we may require a signature guarantee when:

o we are unable to confirm the current address of one or more joint owners of an account,

o multiple owners have a dispute or give us inconsistent instructions,

o we have been notified of a potential claim,

o we receive instructions from an agent, not the actual registered owner,

o we determine that joint owners who are married to each other are separated or may be in divorce proceedings, or

o we are not satisfied that a representative of a corporation, partnership, association, or other entity has proper authority.

TELEPHONE TRANSACTIONS

You may redeem Plan shares by telephone unless you tell us in writing not to allow telephone transactions. If you change your mind, you must send us written instructions to authorize telephone transactions for your Plan. These written instructions must be signed by each Planholder, with a signature guarantee.

As long as your transaction is for $100,000 or less and you have not changed your address by phone within the last 15 days, you can sell your shares by phone. A check will be mailed to the name(s) and address on the account. Written instructions, with a signature guarantee, are required to send the check to another address or to make it payable to another person.

Telephone transactions are very convenient, but carry some risk. For your protection, we will ask for information to confirm the identity of the caller and whether the transaction is legitimate. We may delay or refuse a transaction if we are not reasonably satisfied that the transaction is legitimate. We may record your telephone call.

We are not responsible for any loss that occurs if we delay or refuse a telephone transaction, or if you are unable to execute a transaction by telephone. We also are not responsible for any loss if we follow instructions by phone that we reasonably believe are genuine.

You should not have any difficulty in reaching us by phone. If you do, you may ask your Securities Dealer for assistance or send us written instructions. Please refer to the sections of this prospectus that discuss the transaction you would like to make or call the Boston Financial Data Services at 1-800-774-9697.

INDIVIDUAL RETIREMENT ACCOUNTS

You may be eligible to set up an IRA. We offer an IRA Agreement for investment in the Plans through the Custodian. Under the Agreement, the Custodian will provide custodial and other services to you for an annual service fee of $10.00. The Custodian is qualified under IRS regulations to act as an IRA custodian.

You may start an IRA by executing the IRA Application and by making the initial Plan investment. An IRA is subject additional policies and procedures and may be different than those described in this prospectus. For more information please call Boston Financial Data Services at 1-800-774-9697.

A Roth IRA established by conversion of a Plan regular IRA shall not be considered to create a new Plan.

We invest your contributions on the day they are received by the Custodian. Within seven days of making your initial contribution, you may ask us in writing to revoke your IRA account and receive the greater of the net asset value of your account (including the Sales Charges) or the amount that you contributed.

TAX-SHELTERED RETIREMENT PLANS

You may purchase a Plan to establish a tax-sheltered retirement plan, including a custodial account under Section 403(b) of the Code (403(b) accounts) or a qualified retirement plan under Section 401(a) of the Code (QRPs). A tax-sheltered retirement plan may not be established by changing the registration of an existing plan. The Custodian or Franklin Templeton Bank and Trust may serve as either trustee or custodian for these plans. Each currently charges a fee of $10.00 per year for maintaining an account. QRPs may only be established if your Securities Dealer is not considered a fiduciary, as that term is defined in Section 3(21) of the Employee Retirement Income Security Act of 1974. For further information and details about these plans please contact Boston Financial Data Services at 1-800-774-9697.

If you establish a Plan in a 403(b) account or QRP, you likely will release any cancellation and refund rights that you may have under the Plan (see "How Do I Cancel My Plan and Obtain A Refund?" on page [#]) because of the withdrawal restrictions of your 403(b) account or QRP. To establish a 403(b) account or QRP, you must sign a form, supplied by your Securities Dealer, acknowledging the restrictions on your cancellation and refund rights.

TRANSFERRING YOUR PLAN

You may transfer your Plan to another person, such as a relative, charitable institution or trust, who will only have the right to fully withdraw from the Plan. Or, you can transfer your Plan to another person, trustee or custodian that is acceptable to us and who has applied to us for a similar Plan. If you would like to transfer your Plan to someone else, please contact us and we will give you the appropriate form. Transfers may be subject to tax. Please consult your tax advisor.

                      SERVICES TO HELP YOU MANAGE YOUR PLAN

AUTOMATIC INVESTMENT PROGRAM

The automatic investment program offers a convenient way to invest in a Plan. Under the program, you can have money transferred automatically from your checking or savings account to a Plan each month to buy additional shares. Military service members may also fund their plans using Military Government Allotment. If you are interested in this program, please contact your investment representative. The market value of Fund shares may fluctuate and a systematic investment program such as this will not assure a profit or protect against a loss. You may discontinue the program at any time by sending a written notice to the Custodian, which must be received at least 10 days prior to the collection date.

CHANGING THE AMOUNT OF YOUR MONTHLY INVESTMENT

You may increase or decrease your Plan's fixed monthly investment by sending or having your Securities Dealer send the Custodian a written notice and a new Plan application. You may choose any monthly investment amount shown in the tables on pages [#] and [#]. The Sales Charges that you pay will be adjusted to reflect your change.

o You may increase your monthly investment at any time.

o If you increase your monthly investment, you have 12 months to change your mind, but you may not decrease your Plan lower than your original monthly investment amount.

o In the first 12 months of your Plan, you may decrease your monthly investment by 50%.

The Sales Charges already paid on the existing Plan will be credited to the Sales Charge applicable to the new Plan. Excess Sales Charges will be invested at net asset value on the day the change occurs. Amounts still due will be paid as Sales Charge in twelve equal amounts over the next twelve subsequent monthly investments.

MAKING INVESTMENTS AHEAD OF SCHEDULE

If you wish to complete your plan ahead of schedule, you may make up to 24 investments (including your regular monthly investments) in each calendar year. You may also make additional advance investments in lump sum amounts, but the these lump sum investments may not exceed 24 investments in total over the life of your Plan. These prepayment rules may be waived for a transfer or rollover into a tax-qualified retirement plan, or in the event of your death to allow your Plan to be completed at one time by your estate or beneficiary. Monthly investments may also be paid in lump sum amounts to make a plan that is in arrears current. You pay the same Sales Charges when you make advance investments.

EXTENDED INVESTMENT OPTION

Under our Extended Investment Option, you may continue to make monthly investments for up to an additional 120 investments after completing all 180 scheduled investments.

All Extended Investment Options will end after a total of 300 monthly investments.

SYSTEMATIC WITHDRAWAL PROGRAM

When you complete your 180 investments, you may make regular cash withdrawals under our Systematic Withdrawal Program. Under this program, we will redeem enough of your Plan shares to provide regular cash payments to you of $50 or more on a monthly, quarterly, semiannual or annual basis. To participate in the program, the value of your account must be at least $5,000. Currently, there are no charges for withdrawals under our Systematic Withdrawal Program. Except for the $50 minimum, there is no limit on the size of your withdrawals. You may change the amount of your cash withdrawal or discontinue it at any time. Please call the Boston Financial Data Services at 1-800-774-9697 for information on how to establish a Systematic Withdrawal Program. The Sponsor in its sole discretion may allow Planholders who have not completed their Plan to establish a Systematic Withdrawal Program.

Please note that:

o Withdrawals in excess of dividends and distributions may exhaust your account, and cannot be considered as income on your investment.

o You may realize a gain or loss for tax purposes on each cash withdrawal.

o If you own two or more Plans, it probably is not in your financial interest to withdraw cash from a completed Plan while still making regular investments on an uncompleted Plan.

o You may not receive dividends and distributions in cash while you are receiving cash withdrawals under the program.

If your Plan is part of an IRA and you are age 59 1/2 or older, you may participate in the program even if you have not completed your 180 investments under the Plan. For retirement plans subject to mandatory distribution requirements, the $50 minimum will not apply.

You will generally receive your payment by [THE END OF THE MONTH] in which a payment is scheduled. When you sell your shares under a Systematic Withdrawal Program, it is a taxable transaction.

You may discontinue the Systematic Withdrawal Program, change the amount and schedule of withdrawal payments, or suspend one payment by notifying the Custodian in writing at least 7 business days before the end of the month preceding a scheduled payment.

STATEMENTS AND REPORTS TO PLANHOLDERS

You will receive written notification after each transaction affecting your account. You also will receive the Fund's financial reports every six months. If you need additional copies, please call Boston Financial Data Services at 1-800-774-9697.

                     WHAT IF I HAVE QUESTIONS ABOUT MY PLAN?

If you have any questions about your Plan, you may write:

                      Boston Financial Data Services, Inc.
                                  P.O. Box 8300
                         Boston Massachusetts 02266-8300

You may also contact us by phone at the number listed below.


                                                  HOURS (EASTERN TIME,
DEPARTMENT NAME          TELEPHONE NO.           MONDAY THROUGH FRIDAY)
-------------------------------------------------------------------------------
CLIENT SERVICES          1-800/774-9697          8:00 A.M. TO 6:00 P.M.

For your protection and to help ensure we provide you with quality service, all calls may be monitored or recorded.



FINANCIAL STATEMENT




GLOSSARY

1940 ACT - Investment Company Act of 1940, as amended

CODE - Internal Revenue Code of 1986, as amended

CUSTODIAN - State Street Bank and Trust Company

DISTRIBUTORS - Franklin Templeton Distributors, Inc., the principal underwriter. Also referred to as the Sponsor.

FRANKLIN TEMPLETON FUNDS - All of the U.S. registered mutual funds of Franklin Templeton Investments, except Franklin Templeton Variable Insurance Products Trust, and Templeton Capital Accumulator Fund, Inc.

FRANKLIN TEMPLETON INVESTMENTS - Franklin Resources, Inc., a publicly owned holding company, and its various subsidiaries

FUND - Templeton Capital Accumulator Fund, Inc., the underlying investment for the Plans.

INVESTMENT COUNSEL - Templeton Investment Counsel, Inc., the Fund's investment manager

IRA - Individual retirement account or annuity qualified under section 408 of the Code

IRS - Internal Revenue Service

NASD  -  National   Association  of  Securities  Dealers,   Inc.,  a  non-profit
self-regulatory organization operating under the supervision of the SEC.

NET ASSET VALUE (NAV) - The value of a mutual fund is determined by deducting the fund's liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of the fund by the number of shares outstanding.

NYSE - New York Stock Exchange

OFFERING PRICE - The public offering price of Plan shares is based on the Net Asset Value per share of the Fund, plus any applicable Sales Charges. One Plan share equals one fund share. The public offering price of Fund shares is Net Asset Value per share. Shares of the Fund may be initially acquired through an investment in Templeton Capital Accumulation Plans II. The charges for the first year of a Plan can amount to 50% of the amounts paid during that year under the Plan.

PLANS - The Templeton Capital Accumulation Plans II

RESOURCEs - Franklin Resources, Inc.

SAI - Statement of Additional Information

SALES CHARGES - The Sponsor receives compensation for creating your Plan and for selling expenses and commissions to dealers, which is deducted from each of the first twelve monthly investments as a Sales Charge.

SEC - U.S. Securities and Exchange Commission

SECURITIES DEALER - A financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the fund. This reference is for convenience only and does not indicate a legal conclusion of capacity.

SPONSOR - Franklin Templeton Distributors, Inc., the principal underwriter. Also referred to as Distributors.

WE/OUR/US - Unless the context indicates a different meaning, these terms refer to the Plan trust, the Sponsor and/or the Custodian.






APPENDIX

                      OFFICERS AND DIRECTORS OF THE SPONSOR

The following sets forth the directors and executive officers of the Sponsor:

Gregory E. Johnson, Chairman of the Board and Director, is President, Member-Office of the President, Franklin Resources, Inc.; Vice President, Franklin Advisers, Inc.; and President and Chief Executive Officer and Director, FTTrust Company.

Peter D. Jones, President.

Rupert H. Johnson, Jr., Executive Vice President and Director, is Vice Chairman, Member-Office of the Chairman and Director, Franklin Resources, Inc., Director of Franklin Advisers, Inc., Franklin Investment Advisory Services, Inc. and
Franklin/Templeton Investor Services, Inc.; Senior Vice President, Franklin Advisory Services, LLC; and Director and Chairman of the Board of Franklin Management, Inc.

Harmon E. Burns, Executive Vice President and Director, is Vice Chairman, Member-Office of the Chairman and Director, Franklin Resources, Inc.; Executive Vice President of Franklin Advisers, Inc.; and Director, Franklin Investment Advisory Services, Inc., Franklin/Templeton Investor Services, Inc. and Franklin Templeton Services, Inc.

Charles B. Johnson, Vice President, is Chairman of the Board, Chief Executive Officer, Member - Office of the Chairman and Director, Franklin Resources, Inc.; Director and Chairman of the Board of Franklin Investment Advisory Services, Inc.; and Director, Franklin/Templeton Investor Services, Inc. and Franklin Templeton Services, Inc.

Charles E. Johnson, Senior Vice President, is Director and President, Member Office of the President, Franklin Resources, Inc., President and Director, Templeton Worldwide, Inc. and Franklin Advisers, Inc.; Director, Templeton Investment Counsel, Inc.; President, Franklin Investment Advisory Services, Inc.

Daniel T. O'Lear, Executive Vice President.

Harry G. Mumford, Jr., Senior Vice President, is Executive Vice President and President, Bank Trust Sales Division of Templeton/Franklin Investment Services, Inc.

Leslie M. Kratter, Secretary, is Senior Vice President and Secretary, Franklin Resources, Inc. Franklin Templeton Services, Inc.; Secretary, Franklin Advisers, Inc., Franklin Advisory Services, Inc., Franklin Investment Advisory Services, Inc., Franklin/Templeton Investor Services, Inc., Templeton Worldwide, Inc., Franklin Agency, Inc., Templeton/Franklin Investment Services, Inc., Franklin Management, Inc., Templeton Global Investors, Inc. and Franklin Mutual Services, LLC.

Philip J. Kearns, Vice President, is Vice President, Franklin Agency, Inc.

Jack Lemein, Vice President, is Executive Vice President, Franklin Advisers, Inc. and Vice President, Franklin Management, Inc.

Vivian J. Palmieri, Vice President, is Vice President, Franklin Investment Advisory Services, Inc.

Michael Corcoran, Treasurer, Chief Financial Officer and Designated Financial and Operations Principal is Vice President and Controller, and Principal Accounting Officer, FT Companies, Inc., and Franklin Templeton Services, Inc.; Vice President and Controller, FTTrust Company and Templeton Investment Counsel, Inc. and Vice President-Accounting, Templeton Global Investor, Inc.

Other Senior Vice Presidents of the Sponsor include Edward V. McVey, Phil Edelstein, John R. McGee, Kent P. Strazza, Robert N.
Geppner, Jimmy A. Escobedo and Michael Hackett.

Other Vice Presidents of the Sponsor include Ken Leder, Bert W. Feuss, Laura Komar and Murray Cleaner.

All officers and employees of the Sponsor are covered by a blanket bond in the amount of $210 million.

Note: Charles B. Johnson and Rupert H. Johnson, Jr. are brothers and the father and uncle, respectively, of Charles E. Johnson and Gregory E. Johnson.


PAGE

                                                     SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended the Depositor, Franklin Templeton Distributors, Inc., on behalf of the registrant, Templeton Capital Accumulation Plans II, certifies that it has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg and the State of Florida on this 3rd day of October 2000.

                                       TEMPLETON CAPITAL ACCUMULATION PLANS II
                                       ---------------------------------------
                                               (Registrant)

                                    BY: FRANKLIN TEMPLETON DISTRIBUTORS, INC.
                                        -------------------------------------
                                                     (Depositor)



                                    BY: /s/PETER D. JONES
                                       ---------------------------------------
                                       Peter D. Jones
                                       President